

Mail Stop 4561

November 21, 2007

David Devault
Executive Vice President, Secretary, Treasurer and
Chief Financial Officer
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891

>   **Re: Washington Trust Bancorp, Inc.**
>   **Item 4.02 Form 8-K Filed October 30, 2007**
>   **File No. 0-13091**

Dear Mr. Devault:

    We have reviewed your amended Form 10-Qs, filed on November 20, 2007 in connection with the above referenced Form 8-K, and have the following comment.

Form 10-Q/As filed November 20, 2007
General

1.   Please amend your filings to include the disclosures required by Item 4- Controls and Procedures. We believe the principal executive and principal financial officers need to re-evaluate their original conclusions regarding the effectiveness of disclosure controls and procedures as of the end of the periods covered by the original reports. At a minimum, we would expect disclosure explaining why the principal executive and principal financial officers continue to believe disclosure controls and procedures were effective, after considering the fact that the financial statements were required to be restated. In addition, the company should disclose pursuant to Item 308 (c) of Regulation S-K and Exchange Act Rule 12b-20 the actions taken to correct the internal control problems. Refer to Speech by SEC Staff- Louise Dorsey and Stephanie Hunsaker "2004 Thirty-Second ACIPA National Conference on Current SEC and PCAOB Developments" dated December 6, 2004, available on our website at www.sec.gov.

Please send us your response to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Reviewing Accountant